Citigroup Inc.
399 Park Avenue
New York, NY 10022

April 29, 2013

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:              Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-09924

Dear Ms. Ciboroski:

As discussed with you on April 29, 2013, this letter confirms that we currently intend to file Citigroup’s responses to the comments of the staff contained in the staff’s letter dated April 23, 2013 by May 31, 2013.

Sincerely,

/s/ Robert Traficanti
Robert Traficanti
Deputy Controller and Head of Corporate Accounting Policy Citigroup Inc.